UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 21, 2020

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

company announcement

Notice for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 21 February 2020 – The Annual General Meeting of Novo Nordisk A/S will be held on:

Thursday 26 March 2020 at 2.00 pm (CET)

at Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Proposed Remuneration Policy and Appendix 2: Candidates for the Board of Directors is enclosed.

BOARD OF DIRECTORS
All board members elected by the Annual General Meeting are up for election.

The Board of Directors proposes re-election of all board members elected by the Annual General Meeting: Helge Lund (chairman) Jeppe Christiansen (vice chairman), Brian Daniels, Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Liz Hewitt, Kasim Kutay and Martin Mackay.

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 12 / 2020

Page 2 of 2

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,700 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:		
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com
Investors:		
Daniel Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 12 / 2020

Annual General Meeting of Novo Nordisk A/S ROSHNI Roshni has type 1 diabetes and lives in India

2 Annual General Meeting Novo Nordisk February 2020 To the shareholders of Novo Nordisk A/S The Board of Directors is pleased to invite the shareholders to the Annual General Meeting of Novo Nordisk A/S (the 'Company'), which will be held on Thursday 26 March 2020 at 2.00 pm (CET) at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. Agenda 1. The Board of Directors’ oral report on the Company’s activities in the past financial year 2. Presentation and adoption of the statutory Annual Report 2019 3. Remuneration: 1. Presentation of the Remuneration Report 2019 2. Approval of (a) the remuneration of the Board of Directors for 2019 and (b) the remuneration level for 2020 3. Adoption of the Remuneration Policy 4. Amendment of the Articles of Association 4. Resolution to distribute the profit according to the adopted statutory Annual Report 2019 5. Election of members to the Board of Directors: 1. Election of chairman 2. Election of vice chairman 3. Election of other members to the Board of Directors 6. Appointment of auditor 7. Proposals from the Board of Directors: 1. Reduction of the Company's B share capital by nominally DKK 10,000,000 by cancellation of B shares 2. Authorisation to the Board of Directors to allow the Company to repurchase own shares 3. Authorisation to the Board of Directors to increase the Company's share capital 4. Approval of donation to the World Diabetes Foundation 8. Proposal from the shareholders: 1. Information on the ratio between executive and employee remuneration 9. Any other business

3 Annual General Meeting Novo Nordisk Elaboration of the items on the agenda Item 1: The Board of Directors’ oral report on the Company’s activities in the past financial year The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting. Item 2: Presentation and adoption of the statutory Annual Report 2019 The Board of Directors proposes that the statutory Annual Report 2019 is adopted by the Annual General Meeting. The statutory Annual Report is available on the Company’s website at novonordisk.com/annualreport. Item 3.1: Presentation of the Remuneration Report 2019 The Company has prepared a Remuneration Report to be presented to the Annual General Meeting. The Remuneration Report will be submitted for an advisory vote from the Annual General Meeting 2021. The Remuneration Report has been prepared to further enhance transparency in remuneration reporting and to align with future requirements. It describes the remuneration awarded or due during 2019 to the members of the Board of Directors and the Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority. The Remuneration Report 2019 is available on the Company’s website at https://www.novonordisk.com/about - novo - nordisk/corporate - governance/remuneration.html. Item 3.2: Approval of (a) the remuneration of the Board of Directors for 2019 and (b) the remuneration level for 2020 Item 3.2(a): Approval of the remuneration of the Board of Directors for 2019 The Board of Directors proposes that the actual remuneration of the Board of Directors for 2019 of DKK 19,400,000 is approved by the Annual General Meeting. Reference is made to page 6 of the Remuneration Report 2019. The actual remuneration for 2019 corresponds to the remuneration level approved by the Annual General Meeting in 2019 for the financial year 2019. Item 3.2(b): Approval of the remuneration level for 2020 The remuneration of the Board of Directors was most recently increased in 2018. The Board proposes to adjust the remuneration level in line with general salary inflation since 2018 and thus increase remuneration by 2.9% Thus, the Board proposes that a base fee level of DKK 720,000 for 2020 be approved by the Annual General Meeting. Consequently, the remuneration will be as follows: 1. The base fee for board members is DKK 720,000. 2. The chairman shall receive 3.00 times the base fee. 3. The vice - chairman shall receive 2.00 times the base fee. 4. The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee and the Audit Committee members shall receive 0.50 times the base fee in addition to the base fee. 5. The committee chairmen of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.50 times the base fee in addition to the base fee and committee members of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.25 times the base fee in addition to the base fee. In addition, the Board of Directors proposes that the travel allowance is similarly adjusted in line with general salary inflation to the following: 1. For board meetings and committee - related meetings held in the home country of the board member with five hours or more air travel each member shall receive DKK 38 , 500 . 2. For board meetings and committee - related meetings held outside the home country of the board member, but on home continent each member shall receive DKK 38,500. 3. For board meetings and committee - related meetings held on another continent than the home country of the board member each member shall receive DKK 77,000. In addition to the above - mentioned fees, the Company pays social security taxes within the EU imposed by foreign authorities in relation to the fees. The actual remuneration of the Board of Directors for 2020 shall be approved by the Annual General Meeting in 2021. Item 3.3: Adoption of the Remuneration Policy Novo Nordisk’s current Remuneration Principles describe the policy for and framework of the total remuneration of the members of the Board of Directors and of the members of Executive Manage - ment of Novo Nordisk A/S. The Remuneration Principles are de - signed to attract, retain and motivate the Board members and the executives at a competitive level. Remuneration is designed to align the interests of the executives with those of the shareholders. The Board of Directors proposes that the current Remuneration Principles are replaced by a new Remuneration Policy:

4 Annual General Meeting Novo Nordisk Amended legal framework The Remuneration Policy has been developed to comply with the amended regulatory framework introduced in the Danish Companies Act in 2019, implementing the amendments to the EU Shareholder Rights Directive regarding remuneration of directors. Due to these regulatory amendments, the previous adopted Remuneration Principles had to be revised. Shareholder perspectives In connection with the Annual General Meeting in 2019 shareholders expressed a focus on the following issues: 1. The level of and the increase in executive remuneration, particularly in relation to the Chief Executive Officer; 2. The transparency, particularly in relation to the performance criteria in regard to the variable components of executive remuneration; 3. The duration of the vesting period of shares granted as part of the Company’s long - term incentive programmes as well as duration of the holding period for executives’ shareholding. In drafting the Remuneration Policy, the Board has reflected on the shareholder input. General review Novo Nordisk has grown significantly over a number of years and has become a global company, whilst the overall remuneration framework has only been subject to minor adjustments. At the same time the composition and size of executive remuneration as well as employment terms have developed among companies in general. Consequently, the Board assessed that a general review of the remuneration of the executives was appropriate. General considerations The overall value of the current remuneration package for executives is in general considered appropriate and consequently the intention is not to change the current level. However, based on the amended regulatory framework, the input received from shareholders, benchmark and the Board’s general review of executive remuneration, the Board has assessed that it was advisable to introduce a number of changes to the remuneration components. These changes include an alignment of the pension plan contributions with those that apply to other employees, a longer long - term incentive plan period and a simplification of the targets in the short - term and long - term incentive plans. Key changes The Policy is a continuation of the current Remuneration Principles with the following substantive differences: • The remuneration should be compared annually to benchmarks of Nordic general industry companies and European pharma companies only. • The current pension contribution for executives of up to 25% of base salary will be replaced with the same pension plan terms that locally apply to other employees. To compensate for the value lost the base salary is increased. • Moreover, only base salary shall be pensionable. Thus, when calculating short - term incentive (STI) and long - term incentive (LTI) payout, the value of pension contribution is not added to the base salary. • While the number of months of base salary on which the STI payout is based is unchanged, LTI payout is moderately increased to compensate for the value lost, when pension contribution is not added. • The short - term incentive programme (STIP) is redesigned to allow for a higher degree of incentives being linked to the Company’s overall performance. • The long - term incentive programme (LTIP) is redesigned from a four - year programme period, consisting of a one - year performance period with financial and multiple non - financial targets and a three - year vesting period with a sales target to a five - year programme period consisting of a three - year performance period with fewer targets and a subsequent two - year holding period. • In regard to incentive programmes (STIP and LTIP) the Remuneration Policy includes a description of the financial and non - financial performance criteria and the methods to be applied in order to determine to what extent the performance criteria have been met. • In case of exceptional circumstances the Board may use its discretion to override the formulaic outcome under the incentive programmes and adjust the incentive to a reasonable level regardless of what the executives are eligible to receive. • The shareholding requirement for executives will only include shares actually being held by the executive. Please see the full text of the proposed Remuneration Policy in Appendix 1. The changes to the remuneration included in the proposed Remuneration Policy will, if adopted, apply to the Board remuneration for 2020 and going forward, whereas the changes to executive remuneration will apply for the 2021 remuneration and going forward. If the proposed Remuneration Policy is adopted, the reference to the current Remuneration Principles in Article 14 of the Articles of Association will be deleted and subsequent Articles will be renumbered accordingly. Item 3.4: Amendment of the Articles of Association For the financial year 2020 and the following financial years, Novo Nordisk will prepare a Remuneration Report and submit it for an advisory vote at the Annual General Meeting in accordance with the new requirements of section 139b of the Danish Companies Act. The first advisory vote on the Remuneration Report will thus be at the Annual General Meeting in 2021. The Board proposes that the standard agenda in Article 7.2 of the Articles of Association is amended to reflect this new requirement.

5 Annual General Meeting Novo Nordisk If the proposed candidates are elected as board members, the Board of Directors will consist of 13 members including employee - elected board members. Item 6: Appointment of auditor The Board of Directors proposes re - appointment of PwC The Board of Directors proposes re - appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (‘PwC’) as the Company’s auditor. The Audit Committee has recommended the election of PwC because of its significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk. Furthermore, PwC has a global organisation that provides valuable support to Novo Nordisk’s global business. The recommendation from the Audit Committee is free from influence by third parties and no agreements with third parties which restrict the choice as regards the appointment of a particular statutory auditor or audit firm have been imposed on it. 1. The Board of Directors’ oral report on the Company’s activities in the past financial year. 2. Presentation and adoption of the audited Annual Report. 3. A resolution to distribute the profit or cover the loss according to the adopted Annual Report. 4. Presentation and advisory vote on the Remuneration Report. 5. Approval of the remuneration of the Board of Directors. 6. Election of members to the Board of Directors, including chairman and vice chairman. 7. Appointment of auditor(s). 8. Any proposals from the Board of Directors and/or shareholders. 9. Any other business.” Due to legal requirements the Company’s auditor must be rotated at the Annual General Meeting in 2021. To ensure a smooth transition, the Board has initiated the process of selecting the new candidate to be proposed at the Annual General Meeting in 2021. The selection procedure for a new auditor has been organised in accordance with Article 16 of the EU Audit Regulation (Regulation (EU) No. 537/2014). The Audit Committee has evaluated three auditors in the selection procedure and has submitted a recommendation to the Board of Directors to propose the appointment of Deloitte Statsautoriseret Revisionspartnerselskab (‘Deloitte’) as new auditor at the Annual General Meeting in 2021. The Audit Committee has inter alia based its preference for Deloitte on Deloitte’s significant experience with the pharmaceutical industry, its experience working with the Public Company Accounting Oversight Board as well as its insights into the US market, its good insights into Novo Nordisk and its approach to digitalisation in auditing. The recommendation from the Audit Committee is free from influence by third parties and no agreements with third parties which restrict the choice as regards the appointment of a particular statutory auditor or audit firm have been imposed on it. Item 4: Resolution to distribute the profit according to the adopted statutory Annual Report 2019 The Board of Directors proposes that the final dividend for 2019 is DKK 5 . 35 for each Novo Nordisk A or B share of DKK 0 . 20 . The total dividend for 2019 of DKK 8 . 35 includes both the interim dividend of DKK 3 . 00 for each Novo Nordisk A and B share of DKK 0 . 20 which was paid in August 2019 and the final dividend of DKK 5 . 35 for each Novo Nordisk A and B share of DKK 0 . 20 to be paid in March 2020 . The total dividend is increased by 2 . 5 % compared to 2018 . The total dividend for 2019 corresponds to a pay - out ratio of 50 . 5% . The Board of Directors has decided to follow this recommendation from the Audit Committee and thus plans to propose the appointment of Deloitte at the Annual General Meeting in 2021. In order to ensure a smooth transition, Deloitte will function as a shadow auditor up until the proposed appointment in 2021. However, the actual appointment of Deloitte depends entirely on the decision by the Annual General Meeting in 2021. The amended Article 7.2 will be worded as follows: “The agenda of the Annual General Meeting shall include the following: Item 5: Election of members to the Board of Directors All shareholder - elected board members are to be elected or re - elected each year and were most recently elected at the Annual General Meeting in 2019. Thus, the term of each of the current shareholder - elected board members expires at the Annual General Meeting in March 2020. Item 5.1: Election of chairman The Board of Directors proposes re - election for a one - year term of Helge Lund as chairman of the Board of Directors. Item 5.2: Election of vice - chairman The Board of Directors proposes re - election for a one - year term of Jeppe Christiansen as vice - chairman of the Board of Directors. Item 5.3: Election of other members to the Board of Directors The Board of Directors proposes re - election for a one - year term of the following shareholder - elected board members: Brian Daniels, Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Liz Hewitt, Kasim Kutay and Martin Mackay. Please see Appendix 2 for a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

6 Annual General Meeting Novo Nordisk Item 7.1: Reduction of the Company's B share capital by nominally DKK 10,000,000 by cancellation of B shares The Board of Directors proposes that the Company’s B share capital is reduced from DKK 372,512,800 to DKK 362,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10,000,000 divided into 50,000,000 B shares of DKK 0.20 each. After reduction of the share capital, the Company’s share capital will amount to DKK 470 , 000 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 362 , 512 , 800 . The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 50,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 17,049,000,000 which means that, in addition to the nominal reduction amount, DKK 17,039,000,000 has been distributed to the shareholders. The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility. Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction: “3.1 The Company’s share capital amounts to DKK 470,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 362,512,800.” Item 7.2: Authorisation to the Board of Directors to allow the Company to repurchase own shares The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2021. Novo Nordisk’s guiding principle is that any excess cash should be returned to investors . The dividend policy is to have a dividend level comparable to our peers, and this is complemented by share repurchase programmes to ensure the guiding principle is achieved . The Company considers it good corporate governance and consistent with the Company’s strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis . Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase own shares up to a total nominal amount of DKK 47,000,000, corresponding to 10% of the share capital following the capital reduction, cf. item 7.1, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%. The authorisation shall be in place until the Annual General Meeting in 2021. Item 7.3: Authorisation to the Board of Directors to increase the Company's share capital The Board of Directors’ current authorisations in Articles 5.3 and 5.4 of the Articles of Association to increase the share capital expire on 21 March 2021. The Danish Companies Act allows the Annual General Meeting to grant the Board of Directors authorisation to increase the share capital for a duration of up to 5 years. At present the Board of Directors considers it good corporate governance to limit the authorisations both in terms of time and amount. The current as well as the proposed authorisations are aimed at ensuring flexibility in the capital structure of the Company. In addition, the authorisations could be relevant in order for the Company to be able to offer shares to the Company’s employees e.g. as part of an ordinary employee share programme for all employees in the Company, while Novo Nordisk continuously covers its obligations under the long - term incentive programme through its holding of treasury shares. Therefore, the Board of Directors proposes to extend the Board of Directors' authorisations in Articles 5.3 (for employees without pre - emptive rights for shareholders) and 5.4 (with or without pre - emptive rights for existing shareholders) for a period of 1 year until 26 March 2022 and limit the maximum share capital increase to be a total of nominally DKK 2,000,000 for the authorisation under Article 5.3 and a total of nominally DKK 47,000,000 for the authorisation under Article 5.4, subject to a total cap of nominally DKK 47,000,000 for both proposals. As a result of the proposal Articles 5.3 and 5.4 of the Articles of Association will be amended. The amended Article 5.3 will be worded as follows: “Until 26 March 2022, the Board of Directors shall be authorised, without granting any pre - emptive rights to the shareholders, to increase the share capital in one or more stages by issuing B shares of up to a total nominal value of DKK 2,000,000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares.” The amended Article 5.4 will be worded as follows: “(a) Until 26 March 2022 , the Board of Directors shall be authorised to increase the share capital in one or more stages with pre - emptive rights for the existing shareholders by up to a total nominal amount of DKK 47 , 000 , 000 . The capital increase may take place by payment in cash . The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares.

7 Annual General Meeting Novo Nordisk If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre - emptive subscription rights for the new B shares. (b) Until 26 March 2022, the Board of Directors is authorised to increase the share capital in one or more stages without pre - emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 47,000,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash. (c) The authority given to the Board of Directors under Articles 5 . 3 and 5 . 4 (a) - (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 47 , 000 , 000 . “ Item 7.4: Approval of donation to the World Diabetes Foundation The World Diabetes Foundation (WDF) was established based on a donation approved by Novo Nordisk’s Annual General Meeting in 2002. Additional donations to WDF were approved by the Annual General Meetings in 2008 and 2014. The current donation approved by the Annual General Meeting in 2014 is calculated as 0.1% of Novo Nordisk’s net insulin sales in the period 2015 - 2024. The yearly donations are capped at MDKK 90 or 15% of Novo Nordisk’s taxable income, whichever is the lowest. While Novo Nordisk’s total diabetes sales have increased, the net insulin sales have in recent years declined. Consequently, the agreed donations have turned out to be lower than expected in 2014. Based on this the Board of Directors proposes to replace the remaining 5 years of the donation with a new 5 - year donation for the period 2020 to 2024, and to calculate the yearly donations under this as 0.085% of the total diabetes net sales. The Board of Directors further proposes to increase the current cap on annual donations of MDKK 90 per year by MDKK 1 per year, starting at MDKK 91 in 2020, ending at MDKK 95 in 2024, and to maintain the overall cap of 15% of Novo Nordisk’s taxable income. Item 8: Shareholder Frank Aaen has submitted the following proposal for adoption by the Annual General Meeting Item 8.1: Information on the ratio between executive and employee remuneration The shareholder proposes that Novo Nordisk going forward in the Annual Reports disclose the ratio between (i) the Chief Executive Officer’s remuneration and the remuneration of an average employee and the median remuneration, and (ii) the Executive Management’s average remuneration and the remuneration of an average employee and the median remuneration, respectively. Comment by the Board of Directors: The Board of Directors does not support the proposal. Novo Nordisk’s remuneration report provides detailed information on executive remuneration, including on the ratio between the Chief Executive Officer’s and the employees’ remuneration during the past five years. In the opinion of the Board of Directors, no further information is needed to be included in the Annual Report.

8 Annual General Meeting Novo Nordisk Novo Nordisk A/S sends out admission cards by email or by ordinary mail depending on the individual shareholder’s choice. Additional information Majority requirements In order to receive an admission card by email, the shareholder's email address must be registered at Novo Nordisk’s InvestorPortal at novonordisk.com/AGM. Alternatively, the email address can be submitted during the registration process either through the InvestorPortal or on the requisition form. Following the email registration the shareholder will be able to receive by email an electronic admission card, which must be presented at the Annual General Meeting by using e.g. a smartphone or tablet. Alternatively, a printed version of the admission card may be presented. If the admission card is not presented, access may be granted to the Annual General Meeting on presentation of due proof of identity. If admission card by email is not chosen by the shareholder, admission cards will be sent to the address to which the custody account is registered. For further information please see novonordisk.com/AGM. Proxy and correspondence voting From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy or a vote by correspondence in order to know the shareholders’ view on the respective items on the agenda and to ensure that the quorum requirement is met. Proxy Shareholders may grant a proxy to a named third party or to the Board of Directors. Proxies shall be submitted by Friday 20 March 2020 end of day (CET). Voting instructions by proxy may be completed and submitted: • via the company website: novonordisk.com/AGM or VP Securities A/S: vp.dk/agm by using a compatible electronic signature, e.g. a personal VP - ID. For holders of a Danish CPR or CVR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem - ID) will typically be compatible. For further information please see novonordisk.com/AGM, or • by downloading a proxy form from novonordisk.com/AGM; print, complete, sign and send it via email: vpinvestor@vp.dk or by ordinary letter to VP Securities A/S, Weidekampsgade 14, DK - 2300 Copenhagen S, Denmark, or • by returning the proxy form, duly completed and signed, in the enclosed envelope to VP Securities A/S, Weidekampsgade 14, DK - 2300 Copenhagen S, Denmark. Correspondence voting Shareholders may vote by correspondence no later than Wednesday 25 March 2020 at noon (CET): To adopt the proposal under items 3.4, 7.1 and 7.3 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf. Articles 9.2 and 9.3 of the Articles of Association. All other proposals on the agenda may be adopted by a simple majority of votes, cf. Article 9.1 of the Articles of Association. Share capital and record date The current share capital of the Company amounts to DKK 480,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 372,512,800. Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote. The record date is Thursday 19 March 2020 (CET). Participation and voting rights A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the number of shares held by such shareholder at the end of the record date. The number of shares held by each shareholder at the record date shall be calculated based on the number of shares registered in the shareholders’ register as well as any notification received by the Company for registration but not yet entered in the shareholders’ register. Participation is conditional upon the shareholder having obtained an admission card in due time. Admission card Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 20 March 2020 end of day (CET). Admission cards for the Annual General Meeting may be obtained: • via the company website : novonordisk . com/AGM or VP Securities A/S : vp . dk/agm by using CPR/CVR number and postal code or the VP reference number . • by returning the requisition form, duly completed and signed, to VP Securities A/S, Weidekampsgade 14 , Copehagen DK - 2300 S, Denmark, or • by contacting VP Securities A/S by phone +45 4358 8866 or email: vpinvestor@vp.dk. For holders of a Danish CPR or CVR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem - ID) will typically be compatible.

9 Annual General Meeting Novo Nordisk • via the company website: novonordisk.com/AGM or VP Securities A/S: vp.dk/agm, using the same procedure as described above under ‘Proxy’. • by returning the voting by correspondence form in the enclosed envelope, or • by downloading a voting form from novonordisk.com/AGM (print, complete, sign and send it via email: vpinvestor@vp.dk or by ordinary letter to VP Securities A/S, Weidekampsgade 14, DK - 2300 Copenhagen S, Denmark). Electronic voting An electronic voting device (e - voter) will be used for voting at the Annual General Meeting in relation to specific agenda items. The e - voter will be handed to the participating shareholders at the entrance as no ballots will be used. Written questions Shareholders may ask written questions to the Company about the agenda and documents concerning the Annual General Meeting. Questions shall be sent to AGMeeting@novonordisk.com. For prac - tical reasons, shareholders are requested to submit any such written questions no later than Wednesday 25 March 2020 at noon (CET). Language Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English. Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting. Webcast Shareholders who are unable to attend the Annual General Meeting and/or the Shareholders Meeting can watch or rewatch the live webcast on the Company's website novonordisk.com. The Annual General Meeting will be broadcasted live by webcast in Danish and English on the Company’s website novonordisk.com. The webcast of the Annual General Meeting will also be avail - able on the Company’s website after the Meeting. The informal Shareholders’ Meeting will be broadcasted live by webcast on the Company’s website novonordisk.com. The webcasts will show the platform as well as a wide view of the auditorium showing the participants at a distance. For information about how Novo Nordisk processes your personal data as a shareholder, see the Company’s Notice of Personal Data Processing https://www.novonordisk.com/ content/dam/Denmark/HQ/investors/irmaterial/GDPR/20180716_ GDPR_notification_to_shareholders.pdf. Information on novonordisk.com The following information is available on novonordisk.com/AGM until and including the date of the Annual General Meeting: • Notice to convene the Annual General Meeting, including the agenda and complete proposals, the proposed Remuneration Policy (appendix 1) and a description of the nominated candidates (appendix 2) . • The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting, • The statutory Annual Report 2019, • The proposed revised Articles of Association, and • The proxy and voting by correspondence forms. Dividends The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any. Further information on dividends may be found in the statutory Annual Report 2019 under 'Shares and capital structure'. Shareholders’ Meeting On Thursday 26 March 2020 at 5.00 pm (CET) after the Annual General Meeting, the Company will host an informal Shareholders' Meeting conducted primarily in Danish for its shareholders at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. Further information about the Shareholders’ Meeting may be found on novonordisk.com/AGM. How to get there The entrance to the Annual General Meeting is at Bella Center’s entrance 6. Bella Center can be reached by car, by bus or by metro. Parking is available outside Bella Center against payment. P1 and P3 are the closest areas. For further information please see: www.bellacentercopenhagen.dk. Please see www.rejseplanen.dk for further information on public transportation. Please note that due to a larger expansion of Bella Center, some construction work may take place just outside the entrance 6. Shuttle busses will be running between entrance 1 (close to the Bel - la Center metro station) and entrance 6. Please note the signs that will show the way from the Metro Station and Parking areas. Electronic communication It is possible to receive the Annual Reports, the quarterly update “Share” and notices of general meetings and shareholder’s meetings electronically by email from Novo Nordisk. You may register your email address on the InvestorPortal via the following link: novonordisk.com/investors. Best regards, Novo Nordisk A/S The Board of Directors

Novo Nordisk Remuneration Policy Appendix 1 ROSHNI Roshni has type 1 diabetes and lives in India

11 Remuneration Policy Novo Nordisk This Remuneration Policy 1 describes the principles for the remuner - ation of the members of the Board of Directors (the Board) and of the members of Executive Management (the executives) of Novo Nordisk A/S, who have been registered as executives with the Danish Business Authority. The Remuneration Policy is designed to attract, retain and motivate the Board members and the executives at a competitive level. Remuneration is designed to align the interests of the execu - tives with those of the shareholders. Summary of changes The Remuneration Policy has been revised to comply with the amended regulatory framework, incorporating the input received from shareholders and the Board’s general review of executive remuneration. The Policy is a continuation of the previous Remuneration Principles with the following substantive differences: • The remuneration should be compared annually to benchmarks of Nordic general industry companies and European pharma companies only. • The current pension contribution for executives of up to 25% of base salary will be replaced with the same pension plan terms that locally apply to other employees. To compensate for the value lost the base salary is increased. • Moreover, only base salary shall be pensionable . Thus, when calculating short - term incentive (STI) and long - term incentive (LTI) payout the value of pension contribution is not added to the base salary . 1. Context for the policy • While the number of months of base salary on which the STI payout is based is unchanged, LTI payout is moderately increased to compensate for the value lost when pension contribution is not added. • The short - term incentive programme (STIP) is redesigned to allow for a higher degree of incentives being linked to the company’s overall performance. • The long - term incentive programme (LTIP) is redesigned from a four - year programme period, consisting of a one - year performance period with financial and multiple non - financial targets and a three - year vesting period with a sales target to a five - year programme period consisting of a three - year perfor - mance period with fewer targets and a subsequent two - year holding period. • In regard to incentive programmes (STIP and LTIP), the Remuneration Policy includes a description of the financial and non - financial performance criteria and the methods to be applied in order to determine to what extent the performance criteria have been met. • In case of exceptional circumstances the Board may use its dis - cretion to override the formulaic outcome under the incen - tive programmes and adjust the incentive to a reasonable level regardless of what the executives are eligible to receive. • The shareholding requirement for executives will only include shares actually being held by the executive. 1. The Remuneration Policy complies with the requirements defined in sections 139 and 139a of the Danish Companies Act, implementing the amendments to the EU Directive on shareholder rights (Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long - term shareholder engagement), and also complies with the recommendations in Section 4 of the Danish Recommendations on Corporate Governance issued in November 2017 by the Committee on Corporate Governance.

Remuneration Policy 12

2. Remuneration policy for the Board of Directors

Board remuneration

Composition

The remuneration of the Board comprises a base fee, a multiplier of the base fee for the Chairmanship and members of the Board committees, a travel allowance and fees for ad hoc tasks.

Board members are not offered stock options, warrants or participation in other incentive schemes, except for employee elected Board members, who may be eligible to participate in ordinary share programmes as employees in Novo Nordisk.

Purpose

The Board remuneration is based on fixed fees linked to the actual role and responsibility of the individual Board member. This remuneration structure aims to support the main focus of the Board on corporate strategy, supervision, organisation and governance. To ensure the implementation of the company strategy in a sustainable way taking the long-term interest of Novo Nordisk into consideration the Board members do not receive variable remuneration based on performance.

Benchmark

Board remuneration is evaluated annually against relevant benchmarks such as Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation.

Fees and benefits

Fees:

Base fee:
- Each Board member shall receive an annual base fee. The Chairmanship receives a multiple thereof: the chair receives 3 times the base fee and the vice chair receives 2 times the base fee.
- Base fee levels are determined taking into account the nature of the individual role, individual considerations, the market positioning and remuneration conditions at Novo Nordisk. Potential annual percentage increases are aligned with those of employees in general, except in specific circumstances.

Board committee fee:
- Board committee members receive an annual Board committee fee.
- The Audit Committee chair receives 1.0 times the annual base fee and the other Audit Committee members receive 0.5 times the annual base fee.
- The Nomination Committee, Remuneration Committee and Research & Development Committee chairs receive 0.5 times the annual base fee and the other committee members receive 0.25 times the annual base fee.

Fee for ad hoc tasks:
- Individual Board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall, based on a recommendation from the Remuneration Committee, determine a fixed fee (e.g. per diem) for the work carried out related to those tasks. The fee for ad hoc tasks will be disclosed in the Remuneration Report and presented for approval by the shareholders at the Annual General Meeting.

Travel allowance:
- All Board members receive a fixed travel allowance when travelling to Board meetings or committee-related meetings. When no travel is required to attend such meetings, no travel allowance is received.

Benefits:

Social security tax:
- Novo Nordisk pays contribution to social security taxes within the EU imposed by foreign authorities in relation to the fixed fee.

Expenses:
- Reasonable expenses for travel and accommodation in relation to Board meetings and relevant education are reimbursed.

Other benefits:
- Professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark are reimbursed.
- The chair is provided with an office and secretarial support at Novo Nordisk's headquarters in Bagsværd, Denmark, and receives a contribution to secretarial support in the chair's home country as appropriate.

Payout and clawback

Remuneration is paid out quarterly for the preceding quarter; however, the remuneration is only finally determined at the Annual General Meeting. The company may subject to applicable law recover or claw back remuneration paid to the Board members.

Directors' and officers' liability

To be able to attract qualified Board members, it is the company's policy to take out customary directors' and officers' liability insurance, as appropriate. If the insurance coverage is insufficient, it is the company's policy to indemnify to the fullest extent permitted by law and the company's Articles of Association in certain cases additional claims that a Board member may personally incur, provided that such claims are not caused by gross negligence or wilful misconduct by the Board member.

Term

Shareholder-elected Board members are elected at the Annual General Meeting for a term of one year. Employee-elected Board members are elected for four-year terms.

Novo Nordisk

Remuneration Policy 13

3. Remuneration Policy for Executive Management

Executive remuneration

Composition	The remuneration package consists of a base salary, a pension contribution, a short-term cash-based incentive, a long-term share-based incentive and other benefits.
Benchmark	Executive remuneration is evaluated annually against relevant benchmarks such as Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in terms of size, complexity and market capitalisation.

Fixed remuneration

Purpose	The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives.

	Policy:	Alignment with strategy, long-term interest and sustainability:
Base salary	• Base salary levels are determined taking into account the nature of the individual role, individual considerations, the market positioning and remuneration conditions at Novo Nordisk. Potential annual percentage increases are aligned with those of employees in general, except in specific circumstances. In addition, the base salary is reviewed annually to ensure that it is set at the right level.	• The base salary is provided for the executives at a competitive level and to ensure a reliable base income supporting decision making at an appropriate balance between risk and opportunity, short- and long-term perspective as well as a sustainable development required of a pharmaceutical company.
Pension	• Pension is based on defined contribution pension schemes and should be aligned with those available to the employees locally.	• Pension provides an opportunity for executives to build up an income for retirement having the same perspectives in mind as for base salary.

Variable remuneration

Purpose	The variable remuneration is designed to promote performance in line with the company's strategy. The variable remuneration is based on a number of targets which must be achieved before the incentive is released to the executive. Targets are aligned with short- and long-term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of the company are considered. The variable remuneration is provided as STI and LTI, cf. below.

	Policy:	Alignment with strategy, long-term interest and sustainability:
Short-term incentive (STI)	• STI is a one-year short-term cash-based incentive linked to the degree of achievement of a number of predefined targets for each executive. The STI is comprised of corporate targets and individual targets. See below for additional details.	• STI is designed to incentivise executives for short-term achievements in line with company needs and for individual performance within their functional area. Targets are closely aligned with Novo Nordisk's strategy and will typically include financial targets, research and development targets, commercial targets, sustainability targets and organisational targets.
Long-term incentive (LTI)	• LTI is a share-based long-term incentive linked to the achievement of a number of predefined targets. LTI will have a three-year performance period and a subsequent two-year holding period. See below for additional details.	• LTI is designed to promote the collective performance of Executive Management and to further align the interests of executives and shareholders. With rolling programmes linked to both financial and business performance the LTIP supports a long-term sustainable development of the company.

Novo Nordisk

1 4 Remuneration Policy Novo Nordisk Benefits and clawback Other benefits Policy: • Executives receive non - monetary benefits such as company cars, phones etc. aligned with local practice. Executives on international assignments may receive relocation benefits. Such benefits are approved by the Board by delegation of powers to the Remuneration Committee. The Remuneration Committee informs the Board of the process and outcome. In addition, executives may participate in customary employee benefit programmes, e.g. employee share programmes. Alignment with strategy, long - term interest and sustainability: • Other benefits are granted reflecting local practice. Clawback and malus Subject to applicable law the Board may decide to recover or ‘claw - back’ STI and LTI, provided that the incentive was paid on the basis of data which proved to be misstated. Claw - back in relation to the STI is possible up to 12 months after the actual payment of the cash - based incentive to the executive. Claw - back in relation to the LTI is possible up to 12 months after the actual release of the shares to the executive (i.e. four years after the establishment of the programme). In case of exceptional circumstances, the Board may use its discretion to override the formulaic outcome under the STIP and LTIP and adjust the incentive to a reasonable level. Short - term cash - based incentive programme (STIP) Corporate targets typically weigh 75% of the potential incentive and typically reflect areas such as purpose & sustainability, innovation & therapeutic focus, commercial execution and financial focus. Individual targets typically weigh 25 % of the potential incentive and typically reflect performance against predefined individual and func - tional targets relating to the executive and the executive’s functional area . Targets are set at the beginning of the year and includes determination The STIP cannot exceed an amount equal to 12 months’ base salary of threshold, on - target level of performance and level of performance per year for the chief executive officer and 9 months’ base salary per to achieve maximum payout. Payout, if any, takes place at the begin - year for the executive vice presidents. ning of the subsequent financial year and is typically based on the sal - ary in December in the performance year. The Board may (acting fairly and reasonably) waive or adjust a tar - get in case the target during the year has become obsolete or not appropriate due to events which could not be taken into account at the beginning of the year, such as strategy changes, acquisitions/ divestments etc. The Board may in exceptional circumstances, based on a recommen - dation by the Remuneration Committee, grant a cash bonus to one or more executives for an extraordinary performance, which could not be taken into account when setting the targets at the beginning of the year. Corporate targets (Typically 75%) Maximum payout: CEO: 12 months base salary EVPs: 9 months base salary For CEO: set by the Board For EVPs: set by CEO Individual targets (Typically 25%) Approved by the Board Target achievement assessed by the Board Target achievement assessed by the Board

Remuneration Policy 15

Long-term share-based incentive programme (LTIP)


The Board decides whether to establish an LTIP
The Board sets targets for the three-year performance period
'On-target' pre-allocation of shares for each executive
Target achievement over the three-year performance period assessed by the Board
Final allocation of shares for each executive: CEO: maximum 26 months base salary EVPs: maximum 19.5 months base salary
Two-year holding period

Targets are set at the beginning of the year and includes determination of threshold, on-target level of performance and level of performance to achieve maximum pay-out. Share allocation, if any, takes place at the beginning of the subsequent financial year after the three-year performance period and is typically based on the executive's individual base salary in April in the first performance year. The maximum share allocation is 26 months' base salary for the chief executive officer and 19.5 months' salary for the executive vice presidents. The executives are required to hold 50% of the shares for two years following the three-year performance period. During the two-year holding period no further performance measures apply.

Targets set by the Board typically consist of targets within commercial execution such as sales growth and within financial outlook such as operating profit growth. In addition, measures typically consist of purpose & sustainability and innnovation & therapeutical focus.

Once the Board has decided the number of months of base salary that 'on target' performance should correspond to, the cash amount of 'on target' performance and maximum performance is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on Nasdaq Copenhagen in the open trading window following the release of financial results for the year prior to the relevant performance period, i.e. in the open trading window immediately following the Board's approval of the specific LTI.

Actual performance will be determined by the Board at the end of the three-year performance period against the degree of achievement of the performance targets, and the number of shares, if any, will be adjusted in accordance with the performance and released to the executives.

A description of the performance targets will be disclosed at the end of the three-year performance period. Disclosing the targets before the end of the three-year performance period would give substantial insight into Novo Nordisk's confidential strategies and could place Novo Nordisk at a competitive disadvantage.

In the three-year performance period and the two-year holding period, the market value of the allocated shares per executive will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of the executives with those of shareholders.

No dividends are paid or accrued on allocated shares in the three-year performance period and the allocated shares are administered as part of Novo Nordisk's holding of treasury shares.

As part of the transition from the four-year duration of the 2020 LTIP to the five-year duration of the 2021 LTIP the holding requirement in the second holding year of the 2021 LTIP is reduced from 50% to 25% to enable a cash-out from a LTIP in 2025.

Size and relativity of the components

The aggregate maximum amount that may be granted as incentive for a given year is equal to 38 months' base salary for the chief executive officer and 28.5 months' base salary for the executive vice presidents.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company's vision.

For the chief executive officer, the base salary accounts for approximately 20% to 45% of the total value of the remuneration package. The interval states the span between 'maximum performance' and 'on-target-performance'.

Remuneration component	Relative size at minimum	Relative size at on-target performance	Relative size at maximum performance
Base salary	89%	41%	23%
Pension	9%	4%	2%
Short-term cash-based incentive (STI)	0%	20%	23%
Long-term share-based incentive (LTI)	0%	34%	51%
Other benefits	2%	1%	1%
Total	**100%**	**100%**	**100%**

Novo Nordisk

16 Remuneration Policy Novo Nordisk Other terms Recruitment a r r a n gem e n ts When recruiting new executives externally, the Board may grant a sign - on arrangement in the form of cash payment, shares or a share incentive programme. Novo Nordisk will seek to minimise the use of sign - on arrangements. If a sign - on arrangement is deemed necessary in order to attract talented executives, the terms for such arrangement will be determined on a case - by - case basis and take into consid - eration that (a significant part of) the arrangement should be payable in shares and depend on the executive staying in the company for a defined period of time potentially combined with a performance requirement. The sign - on arrangement should be aligned (or capped) with a previous incentive forfeited in another company – and a specific number of shares (or amount in cash) would be agreed to cap it. T er m Executive employment contracts are entered into for an indefinite period of time. Termination of employment Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice. In determining overall termination arrangements, Novo Nordisk will distinguish between types of leaver and the circumstances of their leaving. The executive is in principle eligible for all remuneration components during the notice period. In the event that the employment is terminated by Novo Nordisk and the termination is not due to a material breach by the executive the executive shall as a main rule retain all potential rights to all LTIP shares vesting following the end of the notice period. In case of a termination by Novo Nordisk due to a material breach by the executive the executive shall as a main rule lose the right to a notice period and the Board may decide that the executive has no rights to incentives, including non - vested LTIP shares. In case of termination by the executive, unless due to retirement, the executive has as a main rule no rights to LTIP shares vesting follow - ing the end of the notice period. In case of termination by the executive due to retirement, the executive retains as a main rule all potential rights to LTIP shares vesting following the end of the notice period. In the event of an executive’s death or if the executive suffers severe disabilities, the Remuneration Committee determines appropriate remuneration in a fair and reasonable manner. Severance payment In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons and the termination is not due to a material breach by the executive, the sev - erance payment is three months’ base salary plus pension contribution per year of employment as an executive and taking into account previous employment history; in no event, however, less than 12 or more than 24 months’ base salary plus pension contribution. With regard to employment contracts entered into before 2008, the maximum severance payment is 36 months plus pension contribution instead of 24 months plus pension contribution. The severance payment may be reduced if the executive has or takes up new employment after the expiry of the notice period. A reduc - tion has among other things to take into consideration the size of severance payment and the remuneration related to the new employ - ment. Severance payment under contracts entered into before 2017 with members of the Management Board may, however, not be reduced. The Management Board consists of all members of Executive Management and senior vice presidents. Shareholding requirements for Executive Management To further align the interests of the shareholders and Executive Management, the chief executive officer should hold Novo Nordisk A/S B shares corresponding to 2 times his/her annual base salary and the executive vice presidents should hold shares corresponding to 1 time their respective annual base salary . Only shares owned by the executive are taken into consideration while e . g . allocated unvested shares under an LTIP or allocated but not granted shares under a sign - on arrangement cannot be taken into account . For executives being promoted or employed from outside of Novo Nordisk, the shareholding requirement is built up over a period of five years. The Board may in addition grant an exemption to this requirement to an executive in extraordinary circumstances. As part of the transition from the shareholding requirement under the 2019 Remuneration Principles to the shareholding requirement under this Remuneration Policy the build - up period is six years from promotion or employment for executives promoted or employed before 2020. The shares held during the LTIP holding period (cf. under ‘Long - term share - based incentive (LTIP)’ above) are included when calculating the number of shares held by the executive. Directors’ and officers’ liability To be able to attract qualified executives, it is the company’s policy to take out customary directors’ and officers’ liability insurance, as appropriate. If the insurance coverage is insufficient, it is the company’s policy to indemnify to the fullest extent permitted by law and the company’s Articles of Association in certain cases additional claims that an executive may personally incur, provided that such claims are not caused by gross negligence or wilful misconduct by the executive.

Remuneration Policy 17

4. Governance & considerations

Review of Remuneration Policy
The Board has the overall responsibility for reviewing the Remuneration Policy. The Remuneration Committee has the responsibility for reviewing and proposing changes to the Remuneration Policy to the Board. The Remuneration Committee is established by the Board and consists solely of Board members.

Periodically and at least once annually the Remuneration Committee reviews the Remuneration Policy and recommends to the Board any amendments to be proposed by the Board for adoption by the Annual General Meeting. The Annual General Meeting finally approves the Remuneration Policy.

Currently the individual Board members and the executives hold less than 1% of the votes at the Annual General Meeting and thus cannot influence the outcome of the voting materially.

According to the Remuneration Committee charter and the Rules of Procedure of the Board, a member of the Board or of Executive Management may not participate in the consideration of matters where such member has a material interest therein, whether directly or indirectly, which may conflict with the interests of the company. This also applies to remuneration of specific individual Board members (e.g. ad hoc tasks) and executive remuneration; however, it does not apply to the recommendation of the general Board remuneration to the Annual General Meeting.

Review of Board remuneration
The Remuneration Committee reviews annually the actual remuneration of the Board for the preceding year and the remuneration level for the following year and recommends to the Board any changes to be proposed by the Board for adoption by the Annual General Meeting.

The remuneration of the Board members for the preceding year is disclosed in the Remuneration Report.

The Annual General Meeting finally approves the actual remuneration of the Board for the preceding year and the remuneration level for the following year as a separate agenda item.

Review of executive remuneration
Within the parameters set by the Annual General Meeting in this Remuneration Policy, the remuneration decision authorisation levels can be summarised as follows:

Board of Directors	Overall responsible for executive remuneration. Approving actual base salary, pension contribution, corporate STIP targets, individual STIP targets for the CEO, corporate and individual STIP target fulfilment, LTIP targets and target fulfilment – based on recommendations from the Remuneration Committee and the Chairmanship, respectively.
Remuneration Committee	Responsible for reviewing overall remuneration, including base salary, pension, severance and other terms and for proposing changes to the Board. In addition, monitoring the administration of executive remuneration.
Chairmanship	Responsible for proposing corporate STIP targets and individual STIP targets for the CEO, reviewing target fulfilment for CEO and EVP STIP as well as proposing targets and reviewing target fulfilment for LTIP.
CEO	Responsible for setting individual STIP targets for the EVPs.

Novo Nordisk

18 Remuneration Policy Novo Nordisk Stakeholder considerations Shareholder considerations At the Annual General Meeting in March 2019, the proposed amendments to the Remuneration Principles were supported by 99.23% of the votes and 96.45% of the share capital represented at the meeting. In connection with the Annual General Meeting in 2019 shareholders expressed a focus on the following issues: • The level of and the increase in executive remuneration; particularly in relation to the chief executive officer; • The transparency particularly in relation to the performance criteria in regard to the variable parts of executive remuneration; • The duration of the vesting period of shares granted as part of the company’s long - term incentive programmes as well as duration of the holding period for executives’ shareholding . In drafting the Remuneration Policy, the Board has reflected on such shareholder input, cf. under ‘Summary of changes’ in section 1. Employee consideration The executive remuneration package consists of base salary, a pension contri - bution, a short - term cash - based incentive, a long - term share - based incentive and other benefits. Apart from the long - term incentive programme, which is offered to mid to senior manager levels only, these components are in principle applicable to all employees with deviations due to job roles, local practices and requirements. In reviewing the base salaries of executives, the Remuneration Committee consid - ers the overall level of salary increases being awarded to employees in the execu - tive’s local market in the relevant year. Pension contribution is aligned with local practices both for executives and other employees. The framework for target setting and performance appraisal in the STIP for exec - utives is similar to the framework applicable to other employee groups, however, certain employee groups have other terms due to the nature of their position, collective agreements etc. The targets and performance appraisal in the LTIP for executives are similar to the targets and performance appraisal applicable to the other managers enrolled in the LTIP. Other employment terms are to a large extent based on local practices and requirements and those of the executives are aligned with those of the other employees. In drafting the Remuneration Policy, the Board has reflected on the above employee - related consideration. Connections to business and underlying principles Strategy and long - term interest Based on a strong legacy the purpose of Novo Nordisk is clear: Novo Nordisk wants to drive change to defeat diabetes and other serious chronic diseases. The key contribution is to discover and develop innovative biological medicines and make them accessible to patients throughout the world. At the same time, Novo Nordisk does business in a sustainable and responsible manner and does this the Novo Nordisk Way. Discovering and developing medicines takes time, is costly and includes a signi - ficant risk of not being able to eventually sell the products due to e.g. efficacy or safety issues. If successful, Novo Nordisk may be able to sell such products for several years, or even decades. Thus, the company’s long - term interests revolve around the continuous ability to discover and develop medicine in a long - term perspective, i.e. allowing for extensive discovery and development periods and resulting in long - lasting competitive products for the market. Novo Nordisk ensures sustainability of its business by having a long - term perspec - tive and continuously supporting short - term risk - taking and decisions that form the basis for reaching long - term ambitions. The Remuneration Policy aims to ensure that the remuneration of the Board members and the executives reflects their success in implementing the corporate strategy in a sustainable way taking the long - term interest of Novo Nordisk into consideration. In particular, LTIP targets within research & development and commercial business areas are designed to support this and thus enforce the corporate strategy. Underlying principles In establishing this Remuneration Policy, the remuneration and employment con - ditions of the employees of Novo Nordisk were taken into account by ensuring that the approach assumed by Novo Nordisk in determining and reviewing the remuneration of executives and the general employee population as a whole is the same. The following five key principles are applied when designing remuneration programmes and processes for employees in the company: • Total reward/remuneration perspective • Transparent and well - governed remuneration • Market - linked/competitive remuneration • Performance - linked remuneration • Flexible remuneration These key principles are similar to the approach to both Board and executive remuneration. The Remuneration Policy is designed to attract, retain and motivate the members of the Board and the executives; it should furthermore align the interests of the Board members and the executives with those of the shareholders and support the corporate strategy, Novo Nordisk’s values and the long - term interests of the company. Remuneration should also be seen in the context of the remuneration of the employees of Novo Nordisk and in the context of the external environment. For the Board, remuneration is based on fixed fees at a competitive level. No variable remuneration is provided. For executives, there should be a reasonable balance between fixed and variable remuneration to promote risk taking while at the same time ensuring a long - term healthy development of the company. We strive for a balanced mix of fixed and variable compensation components geared to each employee’s position and management responsibility.

19 Remuneration Policy Novo Nordisk 5. Effect, approval and deviation The Remuneration Policy replaces the Principles for remuner - ation of Board members and executives in Novo Nordisk A/S (Remuneration Principles) as latest amended at the Annual General Meeting in March 2019. The Remuneration Policy is applicable to remuneration in relation to the calendar year 2020 and later. The previous Remuneration Principles are applicable to remuner - ation relating to the period up to and including the calendar year 2019 and are as such still governing e.g. the short - term incentive programme (STIP) and long - term incentive programme (LTIP) pro - vided in accordance with the Remuneration Principles. Further, as part of the transition from the previous Remuneration Principles to the new Remuneration Policy, the Remuneration Principles will continue to apply to the remuneration of the Executive Management during the financial year 2020. In order to serve the long - term interests and sustainability of Novo Nordisk as a whole or to assure its viability the Board may, based on a recommendation from the Remuneration Committee, in exceptional circumstances temporarily in relation to specific executives deviate from Section 3 of this Remuneration Policy on executive remuneration. Any such temporary deviation including the reasoning by the Board must be described in the Remuneration Report following the deviation. This Remuneration Policy was adopted by the Board of Directors on 4 February 2020 and approved by the Annual General Meeting on [26 March 2020.]

20 Candidates for the Board of Directors Novo Nordisk Candidates for the Board of Directors General considerations All shareholder - elected board members are to be elected or re - elected each year for a one - year term and the Board members were most recently elected at the Annual General Meeting in March 2019. Thus, the term for each board member expires at the Annual General Meeting in March 2020. Novo Nordisk A/S aims to propose a Board consisting of persons who collectively in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakeholders of the Company. The Board has in the Board Competence Profile determined the aspiration for the Board composition. The competence profile is available at novonordisk.com/about_us. The Board has established a Nomination Committee consisting of four members elected by the Board from among its members. The Nomination Committee assists the Board with oversight of the competence profile and composition of the Board, nomination of members and committees, of the corporate governance of the Company and other tasks on an ad hoc basis, as specifically decided by the Board. When recommending candidates to be nominated by the Board, the Nomination Committee considers factors such as the balance between renewal and continuity, the desired competences and experience, the performance of the individual Board members, the ambition for diversity as well as independence. It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors. Competences and experience To support continued fulfilment of the Novo Nordisk Way, the Board has in the Board competence profile determined that board members should possess integrity, accountability, fairness, financial literacy, commitment and desire for innovation. Additionally, the following competences and experience should be represented on the Board: Global business management, strategic operations and governance; Healthcare industry and market access; Research and development, technology and digitalisation; M&A and external innovation sourcing; People leadership and change management as well as Finance and accounting, cf. the biography of the individual Board members. Competences and experience to be represented on the Board (shareholder - elected Board members only) Global business management, strategic operations and governance Healthcare industry and market access Research and development, technology and digitalisation M&A and external innovation sourcing People leadership and change management Finance and accounting Please see the Board Competence Profile for a more detailed description of the competence criteria of the Board. If all proposed candidates are elected to the Board, the Board would collectively possess the desired competences and experience. In addition, the proposed composition of the Board will enable the Board to elect members to the Audit Committee who qualify as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms. Independence It is Novo Nordisk’s aspiration that at least half of its shareholder - elected Board members should be independent in accordance with the Danish Code on Corporate Governance. Further, in order to ensure that Novo Nordisk and its controlling shareholder share common vision and goals, it is desirable to have a number of Board members representing the main shareholder. However, in order to get an outside perspective on Novo Nordisk’s business, it is also desirable to have a number of Board members who do not represent the main shareholder. Two of the proposed candidates, Mr Christiansen and Mr Kutay, are not considered to be independent of the Company as Mr Christiansen holds a board position at Novo Holdings A/S and Mr Kutay is chief executive officer of Novo Holdings A/S, the majority shareholder of the Company. If all proposed candidates are elected to the Board, the Board will satisfy the aspiration to have a number of Board members representing the main shareholder and that at least half of the Board members elected by the shareholders shall be independent. In addition, the proposed composition of the Board will enable the Board to elect members to the Audit Committee who qualify as independent as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms. Appendix 2

21 Candidates for the Board of Directors Novo Nordisk Helge Lund Chairman of the Board Chairman of the Nomination Committee The individual candidates Jeppe Christiansen Vice chairman of the Board Chairman of the Remuneration Committee Position and management duties: Operating advisor to Clayton Dubilier & Rice, US. Chairman of the Board of BP p.l.c., UK, and member of the boards of P/F Tjaldur, Faroe Islands, Inkerman Holding AS, Norway, and Belron SA, Luxembourg. Member of the Board of Trustees of the International Crisis Group. Former positions: Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and CEO of Equinor ASA (formerly known as Statoil ASA), Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & CEO of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper, and shipbuilding. Prior to this Mr Lund has also held executive positions in Aker RGI ASA, Norway, an industrial holding company, and Hafslund Nycomed, Norway, an industrial group with business activities in pharmaceuticals and energy. From 2014 to 2015 Mr Lund was a member of the Board of Directors of Novo Nordisk A/S. Special competences: Extensive executive and board experience in large multinational companies and significant financial knowledge. Education: 1991 MBA, INSEAD, France. 1987 MA Economics, NHH Norwegian School of Economics & Business Administration, Norway. Mr Lund is a Norwegian national, born October 1962. First elected in 2013 Most recently elected in 2019 Vice Chairman since 2013 Chairman of the Remuneration Committee since 2017 (member since 2015) Not independent Positions and management duties: Chief executive officer of Maj Invest Holding A/S as well as board member and/or executive director in three wholly owned subsidiaries of this company, all in Denmark. Chairman of Haldor Topsøe A/S and Emlika ApS and board member of a wholly owned subsidiary of this company and of the boards of Novo Holdings A/S and KIRKBI A/S, all in Denmark . Member of the Board of Governors of Det Kgl. Vajsenhus, Denmark. Former positions: From 2005 to 2009 Mr Christiansen was chief executive officer of LD Pensions. Prior to that Mr Christiansen was executive director in Danske Bank from 1999 to 2004 with responsibility for group equity business and corporate international banking. From 1988 to 1999 Mr Christiansen worked for LD Pensions, first as fund manager and later as deputy director with responsibility for the equity business. Special competences : Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective . Education: 1985 M.Sc. in Economics, University of Copenhagen, Denmark. Mr Christiansen is a Danish national, born November 1959. First elected in 2017 (please see further below) Most recently elected in 2019 Chairman since 2018 Member of the Nomination Committee since 2018 Independent

22 Candidates for the Board of Directors Novo Nordisk Brian Daniels Member of the Board Member of the Remuneration Committee Member of the Research & Development Committee Laurence Debroux Member of the Board Member of the Audit Committee First elected in 2016 Most recently elected in 2019 Member of the Research and Development Committee since 2017 Member of the Remuneration Committee since 2018 Independent Positions and management duties: Partner with 5AM Venture Management, LLC, US. Member of the board at Caballeta Bio Inc., US. Former positions: From 2000 to 2014 Dr Daniels held various management positions at Bristol - Myers Squibb Pharmaceutical group, US. Most recently as Senior Vice President for Global Development and Medical Affairs and as a member of the senior management team. From 1996 to 2000 Dr Daniels held a series of leadership positions at Merck Research Laboratories, US. Special competences: Extensive experience in clinical development, medical affairs and corporate strategy across a broad range of therapeutics areas within the pharmaceutical industry, especially in the US. Education: 1987 MD, from Washington University, St. Louis, US. 1981 MA in Metabolism and Nutritional Biochemistry, Massachusetts Institute of Technology, Cambridge, US. 1981 BSc in Life Sciences from Massachusetts Institute of Technology, Cambridge, US. Dr Daniels is a US national, born February 1959. First elected in 2019 Member of the Audit Committee since 2019 Independent Positions and management duties: Chief Financial Officer, Executive Board Member, of Heineken N.V., the Netherlands. Member of the board of Exor N.V., the Netherlands, and of HEC Paris Business School, France. Former positions: From 2010 to 2015 Ms Debroux held the position as group chief financial officer, executive board member, at JCDecaux SA, France. From 1996 to 2010 Ms Debroux held a number of positions at Sanofi Aventis (previously Sanofi SA), including those of chief strategic officer, chief financial officer and deputy chief financial officer. Prior to this, Ms Debroux held positions in corporate finance at Elf Aquitaine, France, from 1993 to 1996, as an analyst in Corporate Finance for Merrill Lynch, UK, from 1992 to 1993, and as a research analyst for Putnam, Hayes & Bartlett, USA, from 1989 to 1990. Special competences: Significant financial and accounting experience, extensive global experience within the pharmaceutical industry and experience from executive positions in major international companies. Education: 1992 Master Degree, HEC Paris, Ecoles des Hautes Etudes Commerciales, France. Ms Debroux is a French national, born July 1969.

2 3 Candidates for the Board of Directors Novo Nordisk Andreas Fibig Member of the Board Member of the Audit Committee Sylvie Grégoire Member of the Board Member of the Audit Committee Member of the Nomination Committee Member of the Research & Development Committee First elected in 2018 Most recently elected in 2019 Member of the Audit Committee since 2018 Independent Positions and management duties: Chairman of the board and chief executive officer of International Flavors & Fragrances Inc., US. Vice Chairman of the board of the German American Chamber of Commerce, US. Executive Committee member of the World Business Council for Sustainable Development. Former positions: From 2008 to 2014, Mr Fibig was president President and Chairman of the board Board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US Pharmaceutical Operations from 2007 to 2008, and as president of Latin America, Africa and Middle East from 2003 to 2007. Prior to that, Mr Fibig served as market company president at Pharmacia Corporation in Germany from 2000 to 2003. From 1984 to 1999 Mr Fibig held a series of leadership positions at Boehringer Ingelheim GmbH, Germany. Special competences: Extensive global experience within biopharmaceuticals, in - depth knowledge of strategy, sales and marketing and knowledge about how large international companies operate. Education: 1982 Degree in Marketing, Berlin School of Economics, Germany. Mr Fibig is a German national, born February 1962. First elected in 2015 Most recently elected in 2019 Member of the Audit Committee since 2015 Member of the Research & Development Committee since 2017 Member of the Nomination Committee since 2018 Independent Positions and management duties: Chair of the board of Corvidia Therapeutics Inc., US. Executive chairman of the board of EIP Pharma, Inc., US. Member of the board of Perkin Elmer Inc., US. Former positions: Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland from 2007 to 2013. Prior to that, she was executive chair of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US from 2003 to 2004. From 1995 to 2003 Ms Grégoire held various leadership positions in Biogen, Inc., in France and the US, recently as executive vice president of Technical Operations. Prior to this, Ms Grégoire was at Merck and Co, in clinical research and regulatory affairs in Canada, US and Belgium for a period of 8 years. Special competences: Deep knowledge of the regulatory environment in both the US and the EU, having experience with all phases of the product life cycle, including discovery, registration, pre - launch and managing the life cycle while on the market. In addition, Ms Grégoire has financial insight, including into P&L responsibility. Education: 1986 Pharmacy Doctorate degree, the State University of NY at Buffalo, US. 1984 BA in Pharmacy, Laval University, Canada. 1980 Science College degree, Séminaire de Sherbrooke, Canada. Ms Grégoire is both a Canadian and US national, born November 1961.

24 Candidates for the Board of Directors Novo Nordisk Liz Hewitt Member of the Board Chairman of the Audit Committee Member of the Remuneration Committee Kasim Kutay Member of the Board Member of the Nomination Committee First elected in 2012 Most recently elected in 2019 Chairman of the Audit Committee since 2015 (member since 2012) Member of the Remuneration Committee since 2018 Independent Positions and management duties: Member of the board of Melrose Industries plc, UK, where she chairs the audit committee. Member of the board of National Grid plc, UK. External member of the House of Lords Commission, UK, where she chairs the audit committee. Former positions: Ms Hewitt has in her executive career worked for Arthur Andersen & Co., Gartmore Investment Management Ltd, UK, Citicorp Venture Capital (now CVC), 3i Group and Smith & Nephew plc, all UK. Special competences: Extensive experience within the field of medical devices, significant financial knowledge, including mergers and acquisitions, and knowledge about how large international companies operate. Audit Committee: Ms Hewitt is designated as financial expert as defined by the US Securities and Exchange Commission (SEC). Ms Hewitt qualifies as an independent Audit Committee member pursuant to the US Securities Exchange Act. In addition, Ms Hewitt has competences in accounting and auditing as required by the Danish Act on Approved Auditors and Audited Firms. Education: 1982 Qualified Chartered Accountant FCA. 1977 BSc (Econ Hons), the University College in London, UK. Ms Hewitt is a UK national, born November 1956. First elected in 2017 Most recently elected in 2019 Member of the Nomination Committee since 2017 Not independent Positions and management duties: Chief executive officer of Novo Holdings A/S, Denmark. Member of the board of Novozymes A/S, Denmark, and of the Life Sciences Advisory Board of Gimv NV, Belgium. Former positions: From 2009 to 2016 Mr Kutay was managing director, co - head of Europe and member of the Global Management Committee of Moelis & Co., UK. From 2007 to 2009 Mr Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007 Mr Kutay held a number of positions at Morgan Stanley, UK, including chair of the European Healthcare Group. Mr Kutay was member of the Board of Trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the Board of Governors from 2006 to 2011 and the Investment Committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK. Special competences: Extensive experience as financial advisor to the pharmaceutical, biotechnology and medical device industries. Further, Mr Kutay has advised healthcare companies on an international basis including companies based in Europe, the USA, Japan and India. Education: 1987 MSc in Economics, the London School of Economics, UK. 1986 BSc in Economics, the London School of Economics, UK. Mr Kutay is a UK national, born May 1965.

25 Candidates for the Board of Directors Novo Nordisk Martin Mackay Member of the Board Chairman of the Research & Development Committee Positions and management duties: Co - founder of, chairman of the board of and serves in an executive leadership role in Rallybio LLC, US. Senior advisor to New Leaf Venture Partners, LLC, US. Member of the board, and chairman of the Science and Technology Committee, of Charles River Laboratories International, Inc., US. Former positions: From 2010 to 2013 Mr Mackay was president of Global Research and Development at AstraZeneca plc., UK. Prior to that, Mr Mackay held a number of positions at Pfizer, Inc., US, from 1995 to 2010, including the roles as president and senior vice president within Research and Development. Mr Mackay was visiting professor at the Department of Pharmacy at King’s College, London, UK, from 1998 to 2006 and at the Department of Biomedical Sciences at the University of Lincoln, UK, from 1998 to 2014. Prior to that, Mr Mackay served from 1986 to 1995 as head of a number of departments at Ciba - Geigy Pharmaceuticals, UK and Switzerland. From 1983 to 1986, Mr Mackay served as a research fellow at the Department of Molecular Biology at the University of Edinburgh, UK. From 1979 to 1980 Mr Mackay served as a microbiologist at the Chemotherapeutic Research Center at Beecham Pharmaceuticals, UK. Special competences: R&D executive with extensive experience in building a pipeline, acquiring products and managing the portfolio of early - stage and late - stage projects in large international pharmaceutical companies. Education: 1984 Doctorate/PhD, University of Edinburgh, UK. 1979 BSc (First Class Honours) in Microbiology, Heriot - Watt University, Edinburgh, UK. Mr Mackay is a US national, born April 1956. First elected in 2018 Most recently elected in 2019 Chairman of the Research & Development Committee since 2018 Independent

26 Candidates for the Board of Directors Novo Nordisk Employee representatives Mette Bøjer Jensen Member of the Board (employee representative) Member of the Nomination Committee Thomas Rantzau Member of the Board (employee representative) Member of the Research & Development Committee Anne Marie Kverneland Member of the Board (employee representative) Member of the Remuneration Committee Stig Strøbæk Member of the Board (employee representative) Member of the Audit Committee First elected in 1998 Most recently elected in 2018 Member of the Audit Committee since 2013 First elected in 2018 Member of the Nomination Committee since 2018 Positions and management duties: Wash & Sterilisation Specialist in Product Supply. Education: 2010 Graduate Programme (HD) in Business Administration (Strategic management and business development), Copenhagen Business School, Denmark 2001 MSc in Biotechnology, Aalborg University, Denmark Ms Jensen is a Danish national, born December 1975. First elected in 2018 Member of the Research & Development Committee since 2018 Positions and management duties: Area specialist in Product Supply. Education: 2003 Degree in food engineering, DTU, Denmark 1992 Diploma as dairy technician Mr Rantzau is a Danish national, born March 1972. First elected in 2000 Most recently elected in 2018 Member of the Remuneration Committee since 2017 Positions and management duties: Laboratory technician and full - time union representative. Member of the Board of Directors of the Novo Nordisk Foundation since 2014. Education: 1980 Degree in medical laboratory technology, the Copenhagen University Hospital, Denmark Ms Kverneland is a Danish national, born July 1956. Positions and management duties: Electrician and full - time union representative. Education: 2003 Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD) 1984 Diploma in electrical engineering Mr Strøbæk is a Danish national, born January 1964.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer